Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



Email Subject Line:  WHIRLPOOL UPDATE

Whirlpool Leadership Group:

Whirlpool Corporation's proposed acquisition of Maytag is an exciting opportunity that will improve our ability to compete in a highly competitive market and create significant value for consumers, trade customers and our shareholders.

This is the subject of the latest "Whirlpool Update" - a one-page, quick-read document that we publish in PDF format and distribute electronically to you. We know that your employees, suppliers, trade customers and other stakeholders have many questions about the proposal. Keep in mind that we are limited in what we are able to say about it. We have provided you with "Whirlpool Update" in order for you to be able to speak about the proposal and have something you can share with them.

We ask you to:

o     HAND OUT COPIES and discuss in face-to-face meetings, or

o     POST IT TO BULLETIN BOARDS in your work areas, or

o     MAKE COPIES available in break rooms or cafeterias...and

o REMIND EMPLOYEES we need them TO STAY FOCUSED ON THEIR WORK. Continuing to deliver predictable and consistent results in every part of the Whirlpool business remains our top priority.

Please remember that each of us also must be aware of and observe some important guidelines regarding the Maytag transaction.

1. DO NOT COMMENT OR SPECULATE ON THE MAYTAG TRANSACTION or how it may potentially affect Whirlpool's business with suppliers, trade customers or other stakeholders without specific direction from the Law Department.

2. DO NOT BEGIN TO PLAN OR CREATE ANY DOCUMENTS ON THE TRANSACTION, how it will affect Whirlpool's business, or the integration of Maytag with Whirlpool unless you are specifically asked to participate on formal planning teams. All planning must be governed by strict rules of conduct and timelines.

3. DO NOT CONTACT OR SPEAK WITH MAYTAG EMPLOYEES without specific direction from the Law Department.

4. DO NOT SUGGEST TO ANYONE THAT YOU REPRESENT OR ARE COORDINATING WITH MAYTAG. Whirlpool and Maytag remain separate and independent until the closing of the merger, and you should act accordingly.

We will continue to provide regular updates on this exciting opportunity. However, due to the sensitive and rapidly changing nature of the situation, as well as legal and regulatory considerations, Whirlpool is currently unable to provide or otherwise post on its web sites outside media articles, analyst reports, and other commentary. We will, however, continue to post all of Whirlpool's public statements regarding the transaction to the Portal and www.whirlpoolcorp.com.

[Whirlpool Update]

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Whirlpool Additional information:

This document contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update such information. Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, and material costs for the full year 2005, as well as the expected consequences of enacted price increases. Although Whirlpool believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Many factors could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are:
(1) the cost of raw materials and components, especially steel and the impact of rising oil prices; (2) the financial impact of Whirlpool's announced price changes will be dependent upon such factors as market conditions, the strength of consumer demand for Whirlpool's products, and other factors outside of Whirlpool's control such as the general economic conditions prevailing at the time the new pricing goes into effect; (3) rising worldwide transportation costs due to historically high and volatile oil prices, capacity constraints, and other factors; (4) the ability to gain or maintain market share in an intensely competitive global market; (5) the strength of new and established Asian competitors in the United States and abroad; (6) the success of Whirlpool's global business strategy; (7) Whirlpool's global operating platform initiatives;
(8) the success of the Latin American businesses operating in challenging and volatile environments; (9) continuation of Whirlpool's strong relationship with Sears Holdings Corporation in North America, which accounted for approximately 17% of consolidated net sales of $13 billion in 2004; (10) currency exchange rate fluctuations; (11) social, economic and political volatility in developing markets; (12) continuing uncertainty in the North American, Latin American, Asian and European economies; (13) the effectiveness of the series of restructuring actions Whirlpool has announced and/or completed through 2004;
(14) U.S. interest rates; (15) changes to the obligations as presented in the contractual obligations table; (16) changes in the funded position of the U.S. pension plans; (17) continued strength of the U.S. builder industry; (18) the threat of terrorist activities or the impact of war; (19) Whirlpool's estimate of its annual effective tax rate of approximately 31.7%; and (20) the ability of Whirlpool and Maytag to satisfy the conditions to consummation of the merger agreement between them, including Maytag shareholder approval and regulatory clearances, the timing of such satisfaction and in the event the merger is completed, Whirlpool's ability to realize expected benefits and the timing of such realization.

Additional Information Relating to the Merger and Where to Find It

Whirlpool and Maytag will file a prospectus/proxy statement with the SEC in connection with the proposed transaction. Investors are urged to read any such prospectus/proxy statement, when available, which will contain important information. The prospectus/proxy statement will be, and other documents filed by Whirlpool and Maytag with the SEC are, available free of charge at the SEC's website (www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692,
Attention: Larry Venturelli, Vice President, Investor Relations, or from Maytag Corporation's Web site at www.maytagcorp.com. Neither this communication nor the prospectus/proxy statement, when available, will constitute an offer to issue Whirlpool common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited -- such an offer or issuance will only be made in accordance with the applicable laws of such jurisdiction.

Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Maytag stockholders in connection with the approval of the proposed transaction. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Information about Maytag's directors and executive officers is available in Maytag's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Whirlpool and Maytag will file with the SEC.